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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   American Business Financial Services, Inc.
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             (Exact name of registrant as specified in its charter)


               Delaware                                  87-0418807
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


100 Penn Square East, Philadelphia, Pennsylvania                19107
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(Address of principal executive offices)                     (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class to be so registered        Name of each exchange on which
                                               each class is to be registered

                 None                                  Not Applicable
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         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box.                          [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d),check the following box.                           [x]

Securities Act registration statement file number to which this form relates:
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

         Series A Convertible Preferred Stock, $.001 par value per share
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                                (Title of class)



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Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

         General Description of Series A Convertible Preferred Stock

         American Business Financial Services, Inc., a Delaware corporation (the "Company"), is authorized to issue 203,000,000 shares of preferred stock, $.001 par value per share, of which 200,000,000 shares have been designated as Series A Convertible Preferred Stock, $.001 par value per share (the "Series A Preferred Stock"), which is being registered on this Form 8-A.

         Dividend Rights. The Company will pay monthly dividends on the Series A Preferred Stock in the amount of $.0083 per share (equivalent to $.10 per share annually or 10.0% of a liquidation preference of $1.00 per share (the "Original Liquidation Value")) of the Series A Preferred Stock, subject to compliance with applicable Delaware law. Dividend payments on the Series A Preferred Stock will be payable on the payment date to stockholders of record as of the end of each calendar month. The payment date will be two weeks following the end of each calendar month, but may be extended by the Company to a date not later than 90 days after the end of each calendar month. If no dividends are paid on the Series A Preferred Stock, the cumulative amount of such unpaid dividends will be paid upon liquidation of the Series A Preferred Stock, or the appropriate adjustment will be made upon the redemption or conversion of the Series A Preferred Stock. As long as the shares of the Series A Preferred Stock are outstanding, no dividends will be declared or paid on the Company's common stock unless all dividends accrued and unpaid on the shares of the Series A Preferred Stock have been paid in full.

         Terms of Conversion. On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if no dividends are paid on the Series A Preferred Stock), each share of the Series A Preferred Stock is convertible at the option of the holder into a number of shares of the Company's common stock determined by dividing: (A) $1.00 plus accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A Preferred Stock has become convertible due to a failure to pay dividends), $1.20 plus accrued but unpaid dividends (if the conversion date is prior to the third anniversary of the issuance date but on or after the second anniversary of the issuance date) or $1.30 plus accrued but unpaid dividends (if the conversion date is on or after the third anniversary of the issuance date) by (B) the market value of a share of common stock (which figure shall not be less than $5.00 per share regardless of the actual market price, such $5.00 minimum figure to be subject to adjustment for stock splits, including reverse stock splits) on the conversion date.

         Redemption Provisions. The Company may redeem the shares of the Series A Preferred Stock at a price equal to the Original Liquidation Value plus any accrued and unpaid dividends at any time following the second anniversary of the issuance date. Immediately prior to any redemption of shares of the Series A Preferred Stock, the Company shall pay, in cash, any accrued and unpaid dividends through the redemption date, unless a redemption date falls after the

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close of business on the last day of each calendar month (the "Record Date") and prior to the corresponding payment date, in which case each holder of shares of the Series A Preferred Stock at the close of business on such Record Date will be entitled to the dividend payable on such shares on the corresponding payment date notwithstanding the redemption of such shares before such payment date.

         Voting Rights. Except as otherwise required by law or the Amended and Restated Certificate of Incorporation of the Company, holders of the Series A Preferred Stock are not entitled to vote on any matters submitted to a vote of the stockholders of the Company. Pursuant to Section 242(b) of the General Corporation Law of the State of Delaware, approval of common stockholders is required to amend the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock. Pursuant to Section 242(b) of the General Corporation Law of the State of Delaware, approval of Series A preferred stockholders, voting as a separate class, is required to amend the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

         Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment to the holders of common stock, holders of the Series A Preferred Stock will be entitled to receive the Original Liquidation Value plus accrued and unpaid dividends, if any, to the date of final distribution to such holders.

         Ranking. The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, will rank senior to the Company's common stock and junior to any indebtedness or liabilities of the Company or the Company's subsidiaries and any other shares of the Company's stock that may be issued in the future ranking senior to the Series A Preferred Stock.

         Miscellaneous. Holders of the Series A Preferred Stock have no sinking fund or preemptive rights in connection with their holdings of the Series A Preferred Stock.

         Summary of Certain Anti-Takeover Provisions of the Amended and Restated Certificate of Incorporation and Bylaws of the Company

         The Company's Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions described below that may be interpreted or referred to as anti-takeover provisions because they may make it more difficult to obtain control of the Company without the cooperation of the board of directors.

         Board Classification. The Company's Amended and Restated Certificate of Incorporation provides that the board of directors of the Company is divided into three classes which have staggered terms of office and which are as equal in number as possible. The members of each class of directors are elected for a term of three years or until their respective successors are elected and qualified.

         Blank Check Preferred Stock. The Company's Amended and Restated Certificate of Incorporation authorizes the board of directors to approve the issuance of one or more series of preferred stock and to establish rights, preferences and designations of any class of preferred stock, as well as the qualifications, limitations and restrictions, if any, as the board of directors

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may deem appropriate. No further stockholder approval is required for the authorization and issuance of preferred stock unless otherwise required by applicable laws or regulations.

         Special Meetings of Stockholders. The Company's Amended and Restated Bylaws provide that special meetings of stockholders may only be called by the board of directors, the chairman of the board of directors or by stockholders entitled to cast at least 50% of the votes entitled to be cast at a particular meeting.

Item 2.  Exhibits.
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         1.       Amended and Restated Certificate of Incorporation of the
                  Company (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed November 11, 2003).

         2. Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed February 14, 2003).

         3. Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement filed November 11, 2003).

         4.       Specimen of Preferred Stock Certificate.


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                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    American Business Financial Services, Inc.



Date: December 31, 2003             By: /s/ Anthony J. Santilli
                                        -----------------------------
                                    Name:  Anthony J. Santilli
                                    Title: Chairman, Chief Executive Officer,
                                           President and Chief Operating Officer





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                                  EXHIBIT INDEX

         1. Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed November 11, 2003).

         2. Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed February 14, 2003).

         3. Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement filed November 11, 2003).

         4.       Specimen of Preferred Stock Certificate.




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